UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 5)

_____________________

REFOCUS GROUP, INC.

(Name of the Issuer)

REFOCUS GROUP, INC.

MEDCARE INVESTMENT FUND III, LTD.

MEDCARE GP CORP, INC.

JAMES R. LEININGER, M.D.

THOMAS W. LYLES, JR.

(Names of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75865X202

(CUSIP Number of Class of Securities)

Mark A. Cox Refocus Group, Inc. 10300 North Central Expressway, Suite 104 Dallas, Texas 75231 (214) 368-0200	Cynthia S. Diaz Mission City Management, Inc. 8122 Datapoint Drive, Suite 1000 San Antonio, Texas 78229 (210) 614-7051
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Robert Dockery, Esq. Jenkens & Gilchrist, A Professional Corporation 1445 Ross Avenue, Suite 3700 Dallas, Texas 75202-2799 (214) 855-4500	Alan Schoenbaum Akin Gump Strauss Hauer & Feld, LLP 300 Convent Street, Suite 1500 San Antonio, Texas 78205-3732 (210) 281-7000

_____________________

This statement is filed in connection with (check the appropriate box):

☒	a.

The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c01 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$193,599	$22.79

*

For purposes of calculating the fee only. This transaction value was calculated based on the purchase price of $0.35 per share or pro rata portion thereof, prior to giving effect to the 1-for-2,000 reverse stock split as described herein, for 553,140 shares of the Company’s pre-reverse split common stock, which represents the estimated number of issued and outstanding shares of the Company’s common stock to be acquired pursuant to this transaction.

**

The amount of the filing fee is calculated in accordance with Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission on December 9, 2004, by multiplying the transaction valuation by 0.0001177.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Amount Previously Paid:	$11.43
		Form or Registration No.:	Schedule 13E-3 (File No. 005-78935)
		Filing Party:	Refocus Group, Inc.
		Date Filed:	June 16, 2005

INTRODUCTION

This Amendment No. 5 (“Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 amends Amendment No. 4 to Schedule 13E-3 (“Amendment No. 4”), Amendment No. 3 to Schedule 13E-3, Amendment No. 2 to Schedule 13E-3, Amendment No. 1 to Schedule 13E-3, and the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2005, November 4, 2005, October 19, 2005, August 22, 2005, and June 16, 2005, respectively, by Refocus Group, Inc., a Delaware corporation (“Refocus” or the “Company”). The information contained in Amendment No. 4, including all exhibits thereto, is hereby expressly incorporated by reference. Each capitalized term used but not defined herein has the meaning ascribed to it in the Company’s definitive Consent Solicitation Statement on Schedule 14C filed with the SEC on November 7, 2005. This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the voting results of the returned written consents regarding the Reverse/Forward Stock Split.

Item 15 of Amendment No. 4 is hereby amended to add the following:

As of the record date, there were 24,669,105 shares of common stock and 280,000 shares of Series A-1 Convertible Preferred Stock outstanding. Holders of the Series A-1 Convertible Preferred Stock are entitled to vote on all matters required or permitted to be voted upon by the holders of the Company’s common stock on an “as converted” basis. Each share of Series A-1 Convertible Preferred Stock is convertible into 100 shares of the Company’s common stock. Medcare Investment Fund III, Ltd., the sole holder of shares of the Company’s Series A Convertible Preferred Stock, as well as each officer and director of the Company owning shares of common stock, returned written consents, representing an aggregate of approximately 54.3% of shares of stock eligible to vote, in favor of both proposals to effect the Reverse/Forward Stock Split. The number of shares voted in favor of the Reverse/Forward Stock Split was sufficient to approve the Reverse/Forward Split under the Delaware General Corporation Law, as amended.

On November 30, 2005, the Certificates of Amendment to the Company’s Certificate of Incorporation, as amended, effecting the Reverse/Forward Stock Split were accepted for filing by the Secretary of State of Delaware.

On or prior to December 8, 2005, the Company will file a Form 15 with the SEC to terminate the registration of its Common Stock.

Item 16 of Amendment No. 4 is hereby amended to add the following exhibit:

Exhibit 99.1 – Form of Letter of Transmittal

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 6, 2005	REFOCUS GROUP, INC.

By:	/s/ MARK A. COX
Name:	Mark A. Cox
Title:	Chief Financial Officer and Secretary

MEDCARE INVESTMENT FUND III, LTD.

By:	Medcare GP Corp, Inc., its general partner

By:      /s/ THOMAS W. LYLES, JR.

Name:	Thomas W. Lyles, Jr.
Title:	President

MEDCARE GP CORP, INC.

By:      /s/ THOMAS W. LYLES, JR.

Name:	Thomas W. Lyles, Jr.
Title:	President

/s/ JAMES R. LEININGER

James R. Leininger, M.D.

/s/ THOMAS W. LYLES, JR.

Thomas W. Lyles, Jr.

EXHIBIT INDEX

Exhibit

Number	Description

99.1	Form of Letter of Transmittal